Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 6 DATED JULY 26, 2017
TO THE PROSPECTUS DATED APRIL 13, 2017

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2017, as supplemented by Supplement No. 5 dated July 12, 2017, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 6 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of Belmar Villas, a residential property located in Lakewood, Colorado.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and $300,000,000 in such shares of our common stock pursuant to our distribution reinvestment plan. As of July 21, 2017, we had received and accepted investors’ subscriptions for and issued 2,330,937 shares of our Class A common stock, 218,685 shares of our Class R common stock and 2,235,147 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $115,365,038, including $1,512,812 in shares issued pursuant to our distribution reinvestment plan.

As of July 21, 2017, approximately 36,969,013 shares of our common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.

Our Acquisition of Belmar Villas
On July 21, 2017, we acquired a fee simple interest in a 318-unit multifamily residential community located in Lakewood, Colorado, known as Belmar Villas, or the Belmar property, through STAR III Belmar, LLC, or STAR III Belmar, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR III Belmar acquired the Belmar property from a third-party seller for a contract purchase price of $62,918,000, exclusive of closing costs. STAR III Belmar financed the purchase price for the Belmar property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $47,112,000 from Berkeley Point Capital LLC, which we refer to as the “lender,” pursuant to the requirements of the Freddie Mac capital markets execution program, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Belmar loan.” For additional information on the terms of the Belmar loan, see “—Belmar Loan” below.
An acquisition fee of approximately $1,314,000 was earned by our advisor in connection with the acquisition of the Belmar property.
Description of the Property
The Belmar property has 318 apartment homes and was constructed in 1974. The Belmar property is comprised of 17 three-story apartment buildings and is situated on an approximately 17-acre site. The Belmar property consists of one-, two- and three-bedroom apartment homes averaging 856 square feet per unit with an average monthly rent of $1,318. Apartment amenities at the Belmar property include walk-in closets, ceiling fans, central air conditioning, spacious balconies or patios and washers/dryers in selected homes. Property amenities at the Belmar property include two swimming pools with spas, outdoor gas BBQ grills and fire pits, a playground, a clubhouse, a basketball court, a fitness center, a business center and internet café, covered parking and a laundry center. Occupancy at the Belmar property was approximately 93% as of July 17, 2017. We believe the Belmar property is adequately insured.

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Belmar Loan
In connection with the acquisition of the Belmar property, STAR III Belmar borrowed $47,112,000 from the lender pursuant to the Belmar loan. The Belmar loan has an 84-month term with a maturity date of August 1, 2024. STAR III Belmar paid a loan origination fee of $235,560 to the lender in connection with the Belmar loan.
Interest on the outstanding principal balance of the Belmar loan accrues at an annual rate of 3.91% and a monthly interest payment is due and payable beginning September 1, 2017. The amount of each monthly installment of the interest payment will equal $5,116.89 multiplied by the number of days in the month prior to the due date. Beginning September 1, 2020, and continuing until the maturity date, a monthly payment of interest and principal of $222,482 is due and payable on the first day of each month, as further described in the Multifamily Note. The entire outstanding principal balance and any accrued and unpaid interest on the Belmar loan is due and payable in full on the maturity date.
STAR III Belmar may voluntarily prepay all of the unpaid principal balance of the Belmar loan and all accrued interest thereon and other sums due to the lender under the Belmar loan documents following the first year of the Belmar loan, provided that STAR III Belmar provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Belmar loan.
The performance of the obligations of STAR III Belmar under the Belmar loan is secured by a Multifamily Deed of Trust, Assignment of Rents and Security Agreement with respect to the Belmar property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR III Belmar will assign all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Belmar loan documents.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Belmar is personally liable under the Belmar loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.
Management of Property
On the closing date of the acquisition of the Belmar property, STAR III Belmar and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive manager and leasing agent of the Belmar property. STAR III Belmar pays the property manager a monthly management fee in an amount equal to 2.75% of the Belmar property’s gross collections for such month. In addition, the property manager may earn an incentive management fee equal to 1% of gross collections based on performance metrics as described in the Property Management Agreement. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days’ prior written notice of its desire to terminate the Property Management Agreement. STAR III Belmar may terminate the Property Management Agreement at any time upon 30-days’ prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach. In the event of a termination of the Property Management Agreement by STAR III Belmar without cause, STAR III Belmar will pay a termination fee to the property manager equal to three months of the monthly management fee based on the average gross collections for the three months preceding the date of termination.
STAR III Belmar also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the Belmar property for a construction management fee in an amount equal to 6% of the total cost of the improvements and renovations. In addition to the construction management fee, if PCL provides additional staffing for an improvement or renovations, STAR III Belmar will reimburse PCL for all costs associated with such staffing. The Construction Management Services Agreement may be terminated by either party with 30-days’ prior written notice to the other party.

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